SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha’ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

€ 2 Million Contract to Pointer Telocation in Romania

—	Shagrir, Pointers’Subsidiary, Enters Romania

—	Customer is a Large Global Petrol Company, Operates in CEE

Rosh HaAyin, Israel July 22th, 2008 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – a leading provider of Automatic Vehicle Location (AVL) technology, stolen vehicle retrieval services, fleet management, car & driver safety, public safety, vehicle security, asset management and road side assistance, announces today first € 2 million in two years contract to Shagrir’s subsidiary in Romania.

Shagrir provides RSA, SVR and Fleet Management services to over 750,000 customers in Israel. Shagrir’s subsidiary in Romania, S.C. Pointer S.R.L, will provide Road Side Assistance in Romania starting October 1st, 2008 for € 2 million, over a period of two years, to a large Romanian-based petrol company that will offer the services to its customers.

In addition, Pointer engaged with a Hungarian company to provide technology for fleet management services in Hungary. Pointer signed an agreement to loan a certain amount to the Hungarian company and will have an option to become a shareholder in the company in accordance with the terms of the agreement.

Danny Stern, Pointer’s CEO, said: “Pointer Telocation continues to expand it global presence with its broad offering of technology, products and services. Operating in Romania is a step in Shagrir’s strategic growth plan to duplicate its vast knowledge and experience in service providing. Following this contract, S.C. Pointer S.R.L will approach insurance companies, car leasing companies and large car fleets with large service offering in order to duplicate its economies-of-scale business-model”, concluded Mr. Stern.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com

About Shagrir:

Shagrir Systems. Pointer’s Israeli subsidiary is the leading provider of services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. The company uses the most advanced operation systems in 24/7 call mode. Shagrir offers Road-Side Assistance (RSA) to more than 750,000 customers in Israel and has a large install base of proprietary “Pointer” Stolen Vehicle Recovery (SVR) systems.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: July 22, 2008